Exhibit 23

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
Sally Beauty Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-70067) on Form S-8 of Sally Beauty Company of our report dated June 28, 2007 with respect to the statements of net assets available for benefits of the Sally Beauty 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Sally Beauty 401(k) Saving Plan.

/s/ KPMG

Dallas, Texas
June 28, 2007